

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Kent Rodriguez
Chief Executive Officer
Avalon Oil & Gas, Inc.
7808 Creekridge Circle, Suite 105
Minneapolis, Minnesota 55439

>   **Re: Avalon Oil & Gas, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2009**
>   **Filed July 14, 2009**
>   **File No. 1-12850**

Dear Mr. Rodriguez:

    We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Mark Shannon
Branch Chief